Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2016

November 14, 2016

This Management’s Discussion and Analysis (“MD&A”) of Aptose Biosciences Inc. (“Aptose”, the “Company”, “we”, “us” and similar expressions) for the interim period should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2016 and 2015 which are incorporated by reference herein and form an integral part of this MD&A. The September 30, 2016 interim financial statements and additional information about the Company, including the annual audited financial statements and MD&A as at December 31, 2015 and for the year then ended, and the annual report on form 20-F of the Company as at December 31, 2015 and for the year then ended can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management’s discussion and analysis may contain forward-looking statements within the meaning of securities laws. Such statements include, but are not limited to, statements relating to:

•	our ability to obtain the substantial capital we require to fund research and operations;
•	our business strategy;
•	our clinical development plans;
•	our plans to secure strategic partnerships to assist in the further development of our product candidates and to build our pipeline;
•	our plans to conduct clinical trials and preclinical programs;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, preclinical and clinical studies and the regulatory approval process;
•	our plans, objectives, expectations and intentions; and
•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

The forward-looking statements reflect our current views with respect to future events, are subject to significant risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to continue as a going concern;
•	our ability to obtain the substantial capital we require to fund research and operations;
•	our lack of product revenues and history of operating losses;
•	our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•	clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;
•	the regulatory approval process;
•	our ability to recruit patients for clinical trials;
•	the progress of our clinical trials;
•	our ability to find and enter into agreements with potential partners;
•	our ability to attract and retain key personnel;
•	our ability to obtain and maintain patent protection;
•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing, which may substantially dilute the interests of our existing shareholders;
•	changing market conditions; and
•	other risks detailed from time-to-time in our on-going quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading “Risk Factors” in this document.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this management’s discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

program updates

APTO-253

Phase Ib Trial

APTO-253 is being evaluated by Aptose in a Phase 1b clinical trial in patients with relapsed / refractory hematologic malignancies.  For the study, a modified dose schedule was selected, such that APTO-253 is being administered on the first two days of each 7-day dosing period of a 28-day cycle (i.e., days 1, 2, 8, 9, 15, 16, 22, 23). This results in lower per-administration dose levels to provide the same overall exposure per cycle achieved in the prior Phase 1 solid tumor study, and to more consistently achieve the minimum exposure levels at the end of each dosing period that may be important for efficacy.

The Phase 1b study was originally designed for approximately 15 patients to be enrolled in each of two arms of the dose escalation phase of the study: arm (A) will include patients with acute leukemias (including acute myeloid leukemia (“AML”)) and high-risk myelodysplastic syndromes (“MDS”); arm (B) will include patients with lymphomas (Hodgkin’s and non-Hodgkin’s Lymphoma) and multiple myeloma, followed by enrollment of an additional fifteen (15) patients in each of two separate disease-specific expansion cohorts, for a total estimated enrollment of 60 patients.

Aptose has modified the clinical trial design for the Phase 1b study, pending submission and review from regulatory authorities (Institutional Review Boards (“IRB”) & the Food and Drug Administration (“FDA”), in order to focus all resources on the patient population most likely to benefit from APTO-253.  Under the proposed modification, arm B of the dose-escalation phase of the study, initially designed to enroll approximately 15 patients with multiple myeloma and lymphoma, will be discontinued.  Arm A of the study, focused on patients with acute leukemias (particularly AML) and MDS remains unchanged.

Upon completion of the dose-escalation stage of the study and determination of the appropriate dose, the study will enroll hematologic cancer indications selected from the groups that will be studied in the dose-escalation phase, for enrollment in up to two planned disease-specific single-agent expansion cohorts.

For future development, upon selection of a lead hematologic indication from this Phase 1b study, combination of APTO-253 with a standard therapy will be considered.

Clinical Hold and Current Status

We announced in November 2015 that the FDA, following a voluntary suspension of dosing by Aptose and discussions with us, placed our Phase Ib clinical trial of APTO-253 in patients with hematologic cancers on clinical hold. This hold was intended to evaluate the administration methods within the trial and to ensure manufacturing and dosing procedures are consistent with FDA guidance and the Code of Federal Regulations.

The voluntary suspension of dosing by Aptose, followed by a clinical hold by the FDA, was initiated to evaluate manufacturing processes and procedures upon the report of an operational difficulty with an IV infusion pump at a clinical site. During dosing of a patient with 100 mg/m2 dose, the clinical site experienced an infusion pump stoppage, caused by backflow pressure as a result of clogging of the in-line filter used during the infusion. A safety review of the relevant safety data had been completed prior to initial discovery of the manufacturing irregularities, and there have been no drug-related serious adverse events (“SAEs”) reported. The observed pharmacokinetic levels in the patients treated were within the expected range. Thus, the clinical hold is based solely on the operation of the administration of the subject infusion at the clinical site which is related to a product chemistry issue and has not shown to be related to safety, efficacy or pharmacokinetic profile of the molecule.

We have worked with a chemistry-focused Contract Manufacturing Organization (“CMO”) and determined that the root cause of the filter clogging event with the prior drug product was chemistry-based. Likewise, we guided a qualified CMO to introduce new methodologies to formulate APTO-253 into a drug product that is safe and stable, and which should not result in filter clogging events in the future. Good Manufacturing Practice (“GMP”) batches of the Active Pharmaceutical Ingredient (“API”) have been manufactured to provide material for formulation studies and to supply the clinical drug product into the future. Based on numerous formulation studies conducted by a CMO with expertise in formulation development, a new soluble and stable formulation for the drug product has been selected. In parallel with these studies, mock infusion studies using the newly formulated prototype drug product demonstrated no filter clogging, and supplementary mock infusion studies are ongoing at multiple CROs to ensure the durability and solubility of the new formulation to be used in the infusion process/filter clogging that caused the clinical hold. In order to respond to the FDA’s inquiry on the filter clogging issue which could result in the clinical hold being removed, Aptose must articulate the root cause of the filter clogging incident to the FDA and demonstrate to the FDA that a newly manufactured batch of GMP-grade APTO-253 drug substance and drug product has been formulated and should not cause such incidents in the future. On September 12, 2016, we submitted a formal response to the FDA regarding the clinical hold of our Phase 1b clinical trial of APTO-253 in patients with hematologic cancers.

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On October 12, 2016, we received a response from the FDA informing us that the clinical hold would remain in place until Aptose provides to the FDA the standard chemistry, manufacturing and control (CMC) information on the final GMP drug substance and drug product that will be manufactured for the clinic. Data provided to the FDA in our response to the clinical hold questions were collected using prototype batches of API and drug product. As the drug substance was changed from a salt to a free base, and the proportions of the original excipients were modified in the drug product formulation, the FDA has requested additional information on the GMP-grade drug substance and drug product that is will be manufactured for use in the clinic prior to making a decision on the hold and approval for the re-initiation of the clinical trial.

We believe we have now developed a drug product that does not cause filter clogging or pump stoppage during simulated infusion studies. The new formulation of APTO-253 offers the potential for improved handling characteristics for administration by infusion and the potential for creating new intellectual property. Generation of the additional data requested by FDA is underway, and once available the data will be submitted for FDA review, after which time FDA will make a decision on the clinical hold. Enrollment of patients in the trial may resume only following FDA removal of the clinical hold and IRB approvals at the participating clinical trial sites.

As of November 14, 2016 we have manufactured a batch of APTO-253 drug product that is intended to serve as the clinical supply for the trial, and vials of this new drug product batch have been placed on an accelerated and long-term stability-testing program. Data generated from this drug product batch will comprise much of the CMC package that the company will provide to the FDA.

CG’806

In June 2016, Aptose announced a definitive agreement with South Korean company, CrystalGenomics, Inc. (“CG”), granting Aptose an exclusive option to research, develop and commercialize CG026806 (“CG’806”) in all countries of the world except Korea and China, for all fields of use. CG’806 is a highly potent, non-covalent small molecule therapeutic agent. This multi-kinase inhibitor exhibits a picomolar IC50 toward the FMS-like tyrosine kinase 3 with the Internal Tandem Duplication (“FLT3-ITD”) and potency against a host of mutant forms of FLT3, as well as single-digit nanomolar IC50’s against Bruton’s tyrosine kinase (“BTK”) and its C481S mutant (“BTK-C481S”). Aptose paid US$1.0 million (CA$1.294 million) to CG to acquire the option. Should we elect to exercise the option prior to filing of an Investigational New Drug (“IND”) application with the FDA, we would pay an additional US$2.0 million in cash or common shares, and would receive full development and commercial rights for the program in all territories outside of Korea and China.

As a potent inhibitor of FLT3-ITD, CG’806 may become an effective therapy in this subset of AML patients, as the FLT3-ITD mutation occurs in approximately 30% of patients with AML. Importantly, CG’806 targets other oncogenic kinases which may also be operative in FLT3-ITD AML, including RET and SRC family kinases, thereby potentially allowing the agent to become an important therapeutic option for this difficult-to-treat patient population.

The C481S mutation of BTK arises from therapy with covalent, irreversible BTK inhibitors that target the active site Cysteine (“Cys”) residue of BTK, thereby conferring resistance to other covalent BTK inhibitors. Of note, following mutation of the Cysteine residue at the 481 position, the “Cys” target of most covalent, irreversible inhibitors no longer exists in the BTK enzyme. As a non-covalent, reversible inhibitor, CG’806 does not rely on the Cysteine 481 residue for inhibition of the BTK enzyme. Consequently, patients relapsed, refractory or intolerant to other commercially approved or development stage BTK inhibitors with chronic lymphocytic leukemia (“CLL”) or mantle cell lymphoma (“MCL”) may continue to be sensitive to CG’806 therapy.

CG’806 is currently in route scouting studies to select an appropriate synthetic pathway to manufacture the molecule, in formulation development studies, and in various preclinical biological pathway and animal efficacy studies. Provided the studies continue on the anticipated timeline, Aptose expects to file an IND application for a first-in-human clinical trial in 2017. CG’806 is being developed as a once-daily, oral therapeutic.

Multi-Targeting Bromodomain Program

In November 2015, Aptose entered into a definitive agreement with Moffitt Cancer Center for exclusive global rights to potent, dual-targeting, single-agent inhibitors for the treatment of hematologic and solid tumor cancers. These small molecule agents are highly differentiated inhibitors of the Bromodomain and Extra-Terminal motif (“BET”) protein family members, which simultaneously target specific kinase enzymes. The molecules developed by Moffitt were reported to exhibit potency against the BET family members, including bromodomain 4 (“BRD4”), and specific oncogenic kinases which, when inhibited, are synergistic with BET inhibition. Under the agreement, Aptose has access to the drug candidates developed by Moffitt and the underlying intellectual property covering certain chemical modifications enabling bromodomain (“BRD”) inhibition on the chemical backbone of a kinase inhibitor.

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Multi-Targeting Epigenetic Program

In November 2015, Aptose also announced an exclusive drug discovery partnership with Laxai Avanti Life Sciences (“LALS”) for the development of next generation epigenetic-based therapies. Under the agreement, LALS is responsible for optimizing candidates derived from Aptose's relationship with the Moffitt Cancer Center. Aptose will own global rights to all newly discovered candidates characterized and optimized under the collaboration, including all generated intellectual property. As of November 2016, Aptose and LALS have generated novel compounds that inhibit both the bromodomain proteins and oncogenic kinases, while improving pharmaceutical properties that could serve as a basis for further optimization towards a lead preclinical candidate. However, due to a prioritization of development efforts, Aptose and LALS have suspended work on the program, and the collaboration with LALS has been terminated. During the hiatus of this program, Aptose and LALS may choose to resume the collaboration in the future.

financing activities

On April 2, 2015, Aptose entered into an at-the-market equity facility (“ATM Facility”) with Cowen and Company, LLC, acting as sole agent. Under the terms of this facility, Aptose may, from time to time, sell common shares having an aggregate offering value of up to US$20 million through Cowan and Company, LLC. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM Facility.

During the three months ended September 30, 2016, the Company issued 346,221 common shares through the ATM Facility raising gross proceeds of US$826 thousand. During the nine months ended September 30, 2016, the Company issued 987,955 common shares through the ATM Facility raising gross proceeds of US$2.7 million. Costs associated with the proceeds included a 3% cash commission as well as legal and accounting fees. The net proceeds raised during the nine month period totaled US$2.4 million or $3.2 million.

Subsequent to the quarter end, we issued an additional 419,974 common shares under the ATM Facility for gross proceeds of US$649 thousand.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Aptose has financed its operations and technology acquisitions primarily from equity and debt financing, proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment.

There is substantial doubt about the Company’s ability to continue as a going concern because management has forecast that the Company's current level of cash and cash equivalents will not be sufficient to execute its current planned expenditures for the next 12 months without further financing being obtained.

We currently do not earn any revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners. We have no current sources of significant payments from strategic partners.

While the Company has historically been successful in obtaining financing to support operations and is currently evaluating various financing options, there can be no assurance that financing will be available as necessary to meet our continuing expenditures. The Company is also considering alternatives to prioritize its research programs or further reduce expenditures as necessary. The ability of the Company to raise financing could be affected by adverse market conditions, the current status of our product pipeline and various other factors. The issuance of common shares by the Company will result in significant dilution to the equity interest of existing shareholders. Due to these factors, there is substantial doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

The financial statements do not reflect the adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and settle its liabilities and commitments in other than the normal course of business and at amounts different from those in the interim financial statements. Such amounts could be material.

Cash Position

At September 30, 2016, we had cash and cash equivalents of $10.3 million compared to cash and cash equivalents and investments of $19.7 million at December 31, 2015. We generally invest our cash in excess of current operational requirements in highly rated and liquid instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by our Audit Committee and Board of Directors. As at September 30, 2016, our cash consisted of $743 thousand (December 31, 2015 - $761 thousand) and funds deposited into high interest savings accounts in both Canadian and US funds totaling $9.6 million (December 31, 2015 - $10.7 million). Working capital (representing primarily cash, cash equivalents, investments and other current assets less current liabilities) at September 30, 2016 was $8.7 million (December 31, 2015 –$18.5 million). Total assets as of September 30, 2016 total $11.1 million (December 31, 2015 - $21.2 million).

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We do not expect to generate positive cash flow from operations for the foreseeable future due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. It is expected that negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and/or royalty or milestone revenue from any such products exceeds expenses.

RESULTS OF OPERATIONS

Our net loss for the three months ended September 30, 2016 was $4.0 million ($0.31 per share) compared with $3.3 million ($0.27 per share) in the same period in the prior year. Net loss for the nine months ended September 30, 2016 was $14.7 million ($1.19 per share) compared with $10.2 million ($0.86 per share) during the nine months ended September 30, 2015.

The increase in net loss during the three months ended September 30, 2016 in comparison to the three months ended September 30, 2015 is the result of higher research and development costs due to costs associated with APTO-253 and efforts to return the program to the clinic as well as costs related to the Moffit/LALS development program. In the three months ended September 30, 2016 we recognized a foreign exchange gain of $67 thousand compared with a gain of $661 thousand in the three months ended September 30, 2015 which offset our loss in the prior year.

The increase in net loss during the nine months ended September 30, 2016 compared with the nine month period ended September 30, 2015 is primarily due to higher research and development activities related to the $1.294 million option fee for CG’806, costs associated with APTO-253 and the new Moffit/LALS program as well as additional headcount in the research and clinical departments to support these activities. In addition, the lower Canadian dollar resulted in an increase in our US dollar denominated costs in comparison with the prior year. Additionally, we recognized net finance income of $1.2 million in the prior year period due to gains on our US dollar denominated cash and cash equivalents compared with a net finance loss of $46 thousand in the current year period due to foreign exchange losses on our US dollar denominated cash and cash equivalents.

We utilized cash of $3.3 million in our operating activities in the three months ended September 30, 2016 compared with $2.6 million during the three months ended September 30, 2015. For the nine months ended September 30, 2016 we utilized cash of $12.4 million compared with $9.0 million in the nine months ended September 30, 2015. The cash utilized in the three months ended September 30, 2016 is higher than the three months ended September 30, 2015 due to a higher net loss as well as cash used to reduce accounts payable and accrual balances in the prior year period. The cash utilized in the nine months ended September 30, 2016 increased compared to the prior year period predominantly due to an increased net loss in the current year period.

At September 30, 2016, we had cash and cash equivalents of $10.3 million compared to cash and cash equivalents and investments of $19.7 million at December 31, 2015.

Research and Development

Research and development expenses totaled $2.2 million in the three months ended September 30, 2016 compared to $1.7 million during the three months ended September 30, 2015 and totaled $7.8 million for the nine month period ended September 30, 2016 compared with $3.9 million in the same period in the prior year. Research and development costs consist of the following:

Components of research and development expenses:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands)	2016	2015	2016	2015

Program costs	$2,081	$1,633	$6,207	$3,750
CrystalGenomics Option Fee	-	-	1,294	-
Stock-based compensation	71	79	236	145
Depreciation of equipment	12	10	35	19
	$2,164	$1,722	$7,772	$3,914

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The increase in program costs in the three and nine months ended September 30, 2016 compared with the three and nine months ended September 30, 2015 is due to the following reasons:

•	Costs associated with the LALS/Moffitt collaboration developing epigenetic single molecule inhibitors of multiple targets, including the BET proteins, and other kinases for which no comparable expenses existed in the prior year periods;
•	Increased research and clinical operations headcount and related costs;
•	Formulation and manufacturing costs associated with APTO-253 and the root cause analysis of the filter clogging identified in November 2015; and
•	Increased Contract Research Organization costs related to consultants and advisors as we work towards returning APTO-253 to the clinic.

During the nine months ended September 30, 2016, we paid US$1.0 million (CA$1.294 million) to CG for an option fee related to the CG’806 technology. Should we elect to exercise the option prior to filing of an IND application with the FDA, we would pay an additional US$2.0 million in cash or common shares, and would receive full development and commercial rights for the program in all territories outside of Korea and China. No comparable expense existed in the same period in the prior year.

Stock-based compensation was consistent in the three months ended September 30, 2016 compared with the three months ended September 30, 2015. While the number of option grants in the current year was higher than the prior year, the fair value of those grants was lower in the current year due to a lower stock price.

Stock-based compensation costs allocated to research and development increased in the nine months ended September 30, 2016 to reflect option grants to new employees hired in the second half of 2015 as the expense related to those grants was amortized 50% in the first 12 months.

General and Administrative

General and administrative expenses totaled $1.9 million in the three-month period ended September 30, 2016 compared to $2.2 million in the three months ended September 30, 2015. For the nine month period ended September 30, 2016, general and administrative expenses totaled $6.9 million compared with $7.5 million in the same period in the prior year. General and administrative expenses consist of the following:

Components of general and administrative expenses:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands)	2016	2015	2016	2015

General and administrative excluding salaries	$733	$819	$2,688	$2,997
Salaries	858	838	2,656	2,348
Stock-based compensation	320	572	1,476	2,091
Depreciation of equipment	21	19	63	45
	$1,932	$2,248	$6,883	$7,481

General and administrative expenses excluding salaries, decreased in the three months ended September 30, 2016 compared with the three months ended September 30, 2015. The decrease is primarily attributable to lower travel, legal and consulting costs associated with projects completed in the prior year offset by higher patent costs in the current year due to new programs acquired in late 2015 and 2016.

General and administrative expenses excluding salaries, decreased in the nine months ended September 30, 2016 compared with the nine months ended September 30, 2015. The decrease is the result of lower travel, consulting and legal costs in the current year related to transactions completed in the prior year as well as lower press release and filing costs associated with a lower cost service provider in the current year periods.

Salary charges in the three months ended September 30, 2016 were consistent with the prior year period as headcount was consistent year over year in the three month period.

Salary charges in the nine months ended September 30, 2016 increased in comparison with the nine months ended September 30, 2015 due to additional headcount in the first half of 2016 compared with the first half of 2015 as well as a higher average CA/US exchange rate which increased the cost of our US denominated salaries in the first six months of 2016 in comparison with the prior year.

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Stock-based compensation decreased in the three months ended September 30, 2016 compared with the three months ended September 30, 2015 due to options granted in the current year having a lower valuation and therefore expense compared with options granted in the prior year.

Stock-based compensation decreased in the nine months ended September 30, 2016 compared with the nine months ended September 30, 2015 due to large option grants in April, June and July 2014 which vested 50% during the first year and therefore contribute to higher stock-based compensation expense during the first twelve month period captured in the prior year period.

Finance Expense

Finance expense for the three months ended September 30, 2016 totaled $nil compared with $8 thousand for the three months ended September 30, 2015. For the nine months ended September 30, 2016, finance expense totaled $138 thousand compared with $43 thousand for the same period in the prior year. Finance expense includes the following items:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands)	2016	2015	2016	2015
Interest expense	$-	$8	$-	$43
Foreign exchange loss	-	-	138	-
	$-	$8	$138	$43

Interest expense for the three and nine months ended September 30, 2015 relates to interest accrued at a rate of 10% on the remaining balance of convertible promissory notes issued in September 2013 as well as accretion expense related to the conversion feature of the notes. As the promissory notes were converted before September 2015, no interest expense was incurred in 2016.

Foreign exchange loss is the result of the fluctuation of exchange rates between US and Canadian dollars and the impact on our US dollar denominated cash balances.

Finance Income

Finance income totaled $79 thousand in the three months ended September 30, 2016 compared to $717 thousand in the three months ended September 30, 2015. For the nine months ended September 30, 2016, finance income totaled $92 thousand compared with $1.2 million in the same period in the prior year. Finance income includes the following items:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands)	2016	2015	2016	2015
Interest income	$12	$56	$92	$232
Foreign exchange gain	67	661	-	1,011
	$79	$717	$92	$1,243

Interest income represents interest earned on our cash and cash equivalent and investment balances. Foreign exchange gains are the result of an increase in the value of US dollar denominated cash and cash equivalents balances during such periods due to a depreciation of the Canadian dollar compared to the US dollar.

Net loss for the period

For the reasons discussed above, our net loss for the three months ended September 30, 2016 increased to $4.0 million ($0.31 per share) compared to $3.3 million ($0.27 per share) in the three months ended September 30, 2015 and increased in the nine months ended September 30, 2016 to $14.7 million ($1.19 per share) compared to $10.2 million ($0.86 per share) in the nine months ended September 30, 2015.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from our unaudited quarterly financial statements for each of the last eight quarters.

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	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(Amounts in 000’s except for per common share data)	Sept 30, 2016	June 30, 2016	Mar 31, 2016	Dec 31, 2015	Sept 30, 2015	June 30, 2015	Mar 31, 2015	Dec 31, 2014
Revenue	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―	$	―
Research and development expense	2,164	3,293	2,315	2,340	1,722	1,308	884		1,093
General and administrative expense	1,932	2,343	2,608	2,364	2,248	2,504	2,729		2,554
Net loss	(4,017)	(5,612)	(5,072)	(4,431)	(3,261)	(3,365)	(3,569)		(3,584)
Basic and diluted net loss per share	$(0.31)	$(0.46)	$(0.42)	$(0.38)	$(0.27)	$(0.28)	$(0.30)		$(0.31)
Cash (used in) operating activities	$(3,277)	$(4,648)	$(4,523)	$(3,619)	$(2,567)	$(4,296)	$(2,183)		$(2,745)

Research and development expenditures increased in the three months ended June 30, 2016 due to the $1.294 million option fee paid to CG as previously described herein. Research and development expenses increased in the quarters ended September 30, 2016, March 31, 2016 and December 31, 2015 in comparison to the prior year quarters due to the Phase 1b clinical trial of APTO-253 for which the first patient was enrolled in January 2015 and was subsequently placed on hold in November 2015, and the costs associated with the quality, manufacturing and formulation work including the clinical hold previously described herein as well as costs related to the collaboration agreement with Moffit and LALS.

General and administrative costs in the three months ended March 31, 2015 were higher due to the relocation of the Toronto office and related clean-up costs as well as costs related to our NASDAQ listing. In the three months ended March 31, 2016 costs increased due to our US dollar expenses and payroll costs which were more costly due to the devaluation of the Canadian dollar over that time period. The decrease in general and administrative costs in the three months ended September 30, 2016 is primarily due to lower stock based compensation expense.

Cash used in operating activities fluctuates significantly due primarily to timing of payments and increases and decreases in the accounts payables and accrued liabilities balances.

Contractual Obligations and Off-Balance Sheet Financing

At September 30, 2016, we had contractual obligations requiring annual payments as follows:

(in thousands)	Less than 1 year	1-3 years	3-5 years	Total
Operating leases	$338	547	105	$990

The Company has entered into various contracts with service providers with respect to the clinical development of APTO-253. These contracts could result in future payment commitments of up to approximately $2.6 million over the related service period. Of this amount, $653 thousand has been paid and $147 thousand has been accrued at September 30, 2016. The payments are based on services performed and amounts may be higher or lower based on actual services performed.

As at September 30, 2016, we have not entered into any off-balance sheet arrangements other than the operating leases for our offices and labs and certain office equipment.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks should be realized, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

Please refer to our December 31, 2015 MD&A for a complete discussion of risks and uncertainties.

•	Our ability to continue as a going concern.
•	We are at an early stage of development. Significant additional investment will be necessary to complete the development of any of our products to approval.
•	The FDA may not remove the clinical hold described herein and may not allow resumption of the Phase 1b clinical trial with APTO-253.
•	We rely on contract manufacturers over whom we have limited control. If we are subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, our business operations could suffer significant harm.

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•	We need to raise additional capital. Due to our lack of product revenues, we have an ongoing need to raise additional capital. To obtain the necessary capital, we must rely on some or all of the following: additional share issuances, debt issuances, collaboration agreements or corporate partnerships and grants and tax credits to provide full or partial funding for our activities. Additional funding may not be available on terms that are acceptable to us or in amounts that will enable us to carry out our business plan.
•	We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.
•	Clinical trials are long in duration, expensive and uncertain processes and the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.
•	We may not achieve our projected development goals in the time frames we announce and expect.
•	Delays in clinical testing could result in delays in commercializing our product candidates and our business may be substantially harmed.
•	If we have difficulty enrolling patients in clinical trials, the completion of the trials may be delayed or cancelled.
•	If we are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience significant delays in doing so, we may not achieve marketing approval or realize the full commercial potential of our therapeutic product candidates.
•	We rely and will continue to rely on third parties to conduct and monitor many of our preclinical studies and our clinical trials, and their failure to perform as required could cause substantial harm to our business.
•	We heavily rely on the capabilities and experience of our key executives and scientists and the loss of any of them could affect our ability to develop our products.
•	Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.
•	We may expand our business through the acquisition of companies or businesses or by entering into collaborations or by in-licensing product candidates, each of which could disrupt our business and harm our financial condition.
•	Negative results from clinical trials or studies of others and adverse safety events involving the targets of our products may have an adverse impact on our future commercialization efforts.
•	As a result of intense competition and technological change in the biotechnical and pharmaceutical industries, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.
•	We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.
•	Our products and product candidates may infringe the intellectual property rights of others, or others may infringe on our intellectual property rights which could increase our costs.
•	We may incur substantial cost in defending our intellectual property.
•	If product liability, clinical trial liability or environmental liability claims are brought against us or we are unable to obtain or maintain product liability, clinical trial or environmental liability insurance, we may incur substantial liabilities that could reduce our financial resources.
•	We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price. In addition, our partners might not satisfy their contractual responsibilities or devote sufficient resources to our partnership.
•	We may be exposed to fluctuations of the Canadian dollar against certain other currencies because we publish our consolidated financial statements and hold most of our investments in Canadian dollars, while we incur many of our expenses in foreign currencies, primarily the United States dollar. Fluctuations in the value of currencies could cause us to incur currency exchange losses.
•	We are subject to extensive government regulation.
•	Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.
•	Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.
•	We are susceptible to stress in the global economy therefore, our business may be affected by the current and future global financial condition.
•	There is no assurance that an active trading market in our common shares will be sustained.
•	It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.
•	We are likely a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. shareholders.
•	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.
•	Any failure to maintain an effective system of internal controls may result in material misstatements of our consolidated financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our common shares.
•	As a foreign private issuer, we are not subject to certain United States securities law disclosure requirements that apply to a domestic United States issuer, which may limit the information which would be publicly available to our shareholders.

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Financial instruments

(a) Financial instruments

We have classified our financial instruments as follows:

	September 30,	December 31,
(in thousands)	2016	2015

Financial assets:
Cash and cash equivalents, consisting of high interest savings accounts, measured at amortized cost	$10,340	$11,503
Investments, consisting of guaranteed investment certificates, measured at amortized cost including accrued interest	-	8,245

Financial liabilities:
Accounts payable, measured at amortized cost	127	522
Accrued liabilities, measured at amortized cost	1,912	1,834

At September 30, 2016, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

(b) Financial risk management

We have exposure to credit risk, liquidity risk and market risk. Our Board of Directors has the overall responsibility for the oversight of these risks and reviews our policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to us if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents and investments. The carrying amount of the financial assets represents the maximum credit exposure.

We manage credit risk for our cash and cash equivalents and investments by maintaining minimum standards of R1-low or A-low investments and we invest only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. To the extent that we do not believe we have sufficient liquidity to meet our current obligations, the Board considers securing additional funds through equity or debt transactions. We manage our liquidity risk by continuously monitoring forecasts and actual cash flows. All of our financial liabilities are due within the current operating period.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect our income or the value of our financial instruments.

We are subject to interest rate risk on our cash and cash equivalents however we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. We do not have any material interest bearing liabilities subject to interest rate fluctuations.

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the United States and the cash balances held in foreign currencies. Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss for the year and comprehensive loss of $225 thousand (December 31, 2015- $576 thousand). Balances in foreign currencies at September 30, 2016 are as follows:

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	US$ balances at	US$ balances at
(in thousands)	September 30, 2016	December 31, 2015
Cash and cash equivalents	$2,835	$5,000
Accounts payable and accrued liabilities	(1,120)	(838)
	$1,715	$4,162

The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

(c) Capital management

Our primary objective when managing capital is to ensure that we have sufficient cash resources to fund our development activities and to maintain our ongoing operations. To secure the additional capital necessary to pursue these plans, we may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

We include cash and cash equivalents and investments in the definition of capital.

We are not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended September 30, 2016.

use of proceeds

The following table provides an update on the anticipated use of proceeds raised in the December 2013 and April 2014 equity offerings along with amounts actually expended.

As of September 30, 2016 the following expenditures have been incurred:

(in thousands)	Previously disclosed	Additional Costs	Spent to Date	Remaining to be spent

Phase 1b clinical trial	$3,350	$6,500	$2,052	$7,798
Depending on the Phase 1b clinical trial of APTO-253 results, fund single agent expansion and drug combination focused Phase 2 Trials in both AML and MDS patients(2)	7,800	-	nil	-
APTO-253 manufacturing program	2,250	2,750	2,401	2,599
Research and development programs(1)	2,000	-	2,000	-
General and corporate purposes(1)	15,869	-	15,869	-
	$31,269	$9,250	$22,322	$10,397

(1)	We have utilized all of the funds allocated from the December 2013 and April 2014 equity offerings to Research and Development programs and General and Corporate purposes and continue to fund expenses through proceeds related to warrant and stock option exercises for which no allocations were stipulated.
(2)	It is expected that the Company will need to raise additional funds in order to be able to complete the expansion studies. As such the funds allocated to these trials will be re-directed to the Phase 1b clinical trial and manufacturing program.

We do not have sufficient cash on hand to fund the activities listed above as well as our general and corporate expenditures and as such we will need to raise additional capital in order to complete the Phase 1b clinical trial.

Critical accounting estimates and assumptions

Critical Accounting Policies and Estimates

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual outcomes could differ from those estimates. The consolidated financial statements include estimates, which, by their nature, are uncertain.

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In our 2015 annual audited consolidated financial statements and notes, as well as in our 2015 annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. Our critical accounting estimates and assumptions remain substantially unchanged from those disclosed in our 2015 annual audited consolidated financial statements and notes and 2015 annual MD&A.

Changes in accounting policies

There were no new accounting policies adopted during the three months ended September 30, 2016.

Evaluation of DISCLOSURE CONTROLS AND INTERNAL CONTROL

There were no changes in our internal control over financial reporting that occurred during the three months ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting. As of September 30, 2016, we have assessed the effectiveness of our internal control over financial reporting and disclosure controls and procedures using the Committee of Sponsoring Organizations of the Treadway Commission’s 2013 framework. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that these controls and procedures are effective.

UPDATED SHARE INFORMATION

As at November 14, 2016, we had 13,455,384 common shares issued and outstanding. In addition there were 2,038,422 common shares issuable upon the exercise of outstanding stock options.

ADDITIONAL INFORMATION

Additional information relating to Aptose, including Aptose' December 31, 2015 annual report on form 20-F and other disclosure documents, are available on EDGAR at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com.

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